

April 6, 2015

<u>Via E-mail</u>
Stephen L. Gurba
Chief Executive Officer
Bulova Technologies Group, Inc.
2409 N. Falkenburg Road
Tampa, FL 33619

> **Re: Bulova Technologies Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2013**
> **Filed January 14, 2015**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed January 14, 2015**
> **File No. 000-09358**

Dear Mr. Gurba:

   We have reviewed your response letter dated January 13, 2015, your amended Form 10-K for fiscal year 2013, and your Form 10-K for fiscal year 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated December 23, 2014.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended September 30, 2013

Report of independent registered accounting firm, page 15

1.   We note that the audit opinion provided by DKM Certified Public Accountants indicates that the financial statements have been restated to reclassify the activity in a subsidiary as a discontinued operation, due a change in intent of management. Please tell us how the revision associated with your accounting for discontinued operations was due to a change in intent of management, instead of a correction of an error.

Consolidated Financial Statements, page 16

2.   We note that you amended your filing to reverse the gain recognized on the contract termination, at default, by the Government, as well as to account for the disposal of certain businesses as discontinued operations. In this regard, please tell us how your current disclosures comply with ASC 250-10-50-7 through 9. In addition, please ensure that you appropriately label the columns for each of the periods that were restated. Further, please tell us the reasons that the reversal of the gain recognized in connection with the termination of certain government contracts, at default, was not mentioned nor discussed as a correction of an error. Also, if the disclosures related to this reversal, as noted in this comment, are not provided and filed immediately, you should consider amending your Item 4.02 of the Form 8-K filed on October 28, 2014 as soon as possible to disclose this error correction.

Form 10-K for the Fiscal Year Ended September 30, 2014

General

3.   We note your responses to prior comments 3, 6 and 9 and we are unable to find a materially complete description of your government contracts relating to either the disputed U.S. Military contract that has been canceled or the three U.S. Military contracts that were sold to the L.C. Bowman entities that may be canceled. Further, it does not appear that you have filed the contracts as exhibits. We specifically note that exhibit 10.4, filed with your amended Form 10-K for the fiscal year ended September 30, 2013, does not appear to be a complete or executed copy of the agreement but appears instead to include portions of multiple agreements. Please provide a materially complete description of the material terms for each of the military contracts including, for example, the date of execution, the dates of performance, a description of the termination provisions and any penalties, the total amount of funds prepaid, and/or the total value of the agreement. In addition, please separately file each agreement in its entirety as required by Item 601(b)(10) of Regulation S-K. Such disclosures will allow investor to evaluate your claims as to your limited liability under the agreements.

Business, page 4

4.   Please provide more detail regarding your small arms importation, brokerage and distributor businesses from weapons manufacturers in Eastern Europe. Please clarify which countries you import weapons from for the U.S. market and whether any supplier is material. In addition, please provide a more thorough description of the regulatory environment related to the specific weapons you are importing, including related risks, import controls or limits, or recent trends.

Item 9A. Controls and Procedures, page 33

5.   You indicate that based on management's evaluation of the disclosure controls and procedures, "and this amended Form 10-K, the principal executive officer and the principal financial officer concluded that the Company's disclosure controls and procedures were not effective at September 30, 2013". Please revise your filing to reflect the appropriate period and Form 10-K associated with management's evaluation of your disclosures controls and procedures. In addition, please similarly revise the disclosures associated with your evaluation of changes in internal control over financial reporting.

Exhibits

6.   Refer to prior comment 5 of our letter dated July 25, 2014 and file or incorporate by reference, as applicable, all required exhibits, including your material contracts and charter documents, pursuant to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call Juan Migone, Staff Accountant, at (202) 551-3312 or me, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have questions regarding any other matters. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief